Filed by FirstEnergy Corp. Pursuant to
                           Rule 425 under the Securities Act of 1933
                           and deemed filed pursuant to Rule 14a-12
                           of the Securities Exchange Act of 1934
                           Commission File No.:  333-21011
                           Subject Company:  FirstEnergy Corp.


August 8, 2000



                     FirstEnergy Corp.
                       Fact Sheet


Merger Agreement
-FirstEnergy will become a registered utility holding company.
-U.S. electric utility operating units - Ohio Edison, the Illuminating
 Company, Toledo Edison Company, Pennsylvania Power Company and GPU
 Energy.
-FirstEnergy's Chairman and CEO Peter Burg will be vice chairman and remain CEO.
 Fred D. Hafer, 59, GPU's chairman, president and CEO, will serve as chairman until his retirement at age 62.
-Corporate headquarters remain in Akron, and the operating companies retain their names and their principal offices will remain at their current locations.
-Board will be comprised of 10 members of FirstEnergy's board and 6 from
 GPU's.
-FirstEnergy shareholders retain their common stock; GPU shareholders receive the equivalent of $36.50 for each share they own, payable in cash or FirstEnergy stock.

FirstEnergy Statistics
-Nation's sixth largest investor-owned electric system, based on customers served.
-Serving 4.3 million electric customers within 37,200 square miles of
 OH, PA and NJ.
-State and local tax payments of $1.2 billion and 14,700 employees in the region will make FirstEnergy one of each state's largest taxpayers and employers.
-$12.0 billion in annual revenues, $38.6 billion in assets, 12,567 megawatts of generating capacity, and 103 transmission interconnections with 14 electric systems in the region.
-Nation's fourth largest mechanical contracting and construction business with 3,800 employees and approximately $1 billion in annual revenues

Merger Benefits
-Expected to be accretive to earnings per share and cash flow immediately upon completion.
-Larger enterprise with more resources should enhance near-term and long-term value to shareholders, provide better service at competitive prices to customers, continue the companies' strong traditions of financial and volunteer support to communities, and offer better career opportunities for employees than if the companies remained separate.
-Accelerates strategic goal of being premier retail energy and related services provider in 13-state region in the northeastern quadrant of U.S.
-Doubles customer base - the largest in PJM power pool - producing larger market for generation, natural gas, telecommunications and mechanical contracting and construction resources.
-Contiguous transmission and distribution networks.
-Synergies from joining operations and sharing of employee skills and best practices.
-More diverse customer base.



           FirstEnergy and GPU:  Facts At A Glance
           ---------------------------------------

Period Ended June 30, 2000  FirstEnergy     GPU           New FirstEnergy
U.S. Customers              2.2 million      2.1 million      4.3 million
International Customers               0      2.7 million      2.7 million
   Total Customers          2.2 million      4.8 million      7.0 million
U.S. Electric Utility
 Employees                        9,800            4,900           14,700
U.S. Non-Electric Utility
 Employees                        3,500             400*            3,900
International Employees               0            4,664            4,664
   Total Employees               13,300           10,830           24,130
U.S. Service Area
 (Square Miles)                  13,200           24,000           37,200
U.S. Generating
 Capacity (MW)                   12,071     496 (equity)           12,567
International Generating
 Capacity                             0   1,557 (equity)            1,557
   Total Capacity                12,071   2,053 (equity)           14,124
U.S. Peak Load (MW)              12,713            9,816           22,529
U.S. Capacity Factor              66.7%              N/A
U.S. Transmission Line
 Miles                            8,752            6,000           14,752
U.S. Transmission
 Interconnections                    37               66              103
U.S. Distribution Line
 Miles                           55,932           62,000          117,932
U.S. Transmission
 Substations                        122              102              224
U.S. Distribution
 Substations                        628              942            1,570


Financial Highlights
12 Months Ended
 June 30, 2000

Revenues                   $6.7 billion     $5.3 billion    $12.0 billion
Net Income                 $582 million   $431 million**
Earnings Per Share                $2.58          $3.52**
Current Annual Dividends
 Per Share                        $1.50            $2.18
Common Shares Outstanding 228.6 million    122.9 million
Capital Expenditures       $717 million     $541 million     $1.3 billion
U.S. Kilowatt-hours
 Sold                      70.8 billion     45.3 billion    116.1 billion


Financial Highlights
At June 30, 2000

Total Assets              $18.1 billion    $20.5 billion    $38.6 billion
Total Common Equity        $4.6 billion     $3.2 billion
Book Value Per Share             $20.67           $26.99
Closing Price (8/4/00)           $26.94           $28.06

*  Approximate figure excludes contract union employees
**Normalized





                         Transaction Overview

Terms           - GPU shareholders receive the equivalent of $36.50 for
                  each GPU share, payable in cash or FE common stock, with stock portion tax free
                - Holders of FE common stock will retain shares
                - Accounted for as a purchase

Combined
Financials      - Total assets of $38.6 billion; equity value of $8.5
                  billion
                - Forms sixth largest investor-owned electric system in
                  U.S. based on total customers
                - Transaction expected to be immediately accretive to
                  earnings and cash flow upon completion

Share Buy-Back  - FE's program for repurchasing 15 million shares of common stock through 2001 to continue, with 9.9 million shares acquired to date

Dividend        - Policy to be set by Board, expected to be set
                  initially at FE's current annual dividend of $1.50 per share
                - GPU's current annual dividend is $2.18 per share

Synergies       - Study not completed, but expected to be 5 % of the
                  combined annual non-generation O&M expenses
                - Savings from elimination of duplicative activities,
                  improved operating efficiencies, better use of generation assets and combination of work forces

Management
and Board       - Fred D. Hafer, 59, GPU's chairman, president and CEO,
                  to become chairman until his retirement at age 62
                - Peter Burg, 54, FE chairman and CEO, to become vice
                  chairman and remain CEO
                - Other executive positions to be named by Board
                - Board will consist of 10 members from FE's current
                  Board and 6 members from GPU's

Approvals       - Shareholders of both companies
                - SEC, FERC, FCC, NRC, HSR
                - Will undertake any approvals that may be necessary in
                  Ohio, Pennsylvania and New Jersey
                - Companies expect to complete the transaction by
                  mid-2001

Headquarters    - FE to remain headquartered in Akron, Ohio
                - Certain corporate functions may be located in  NJ
                - Principal operating companies will maintain current
                  offices

GPU CORPORATE PROFILE
August 2000

GPU, is a premier provider of utility services. GPU develops, owns and operates transmission and distribution facilities globally, serving more than 6 million customers around the world.

GPU's largest subsidiary is comprised of Jersey Central Power and Light (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec) currently doing business as GPU Energy. These operating companies have been supplying electricity to residents in New Jersey and Pennsylvania for more than a century. Today, GPU Energy annually provides approximately 44 billion kilowatt-hours of electricity to more than 2 million customers in half the land areas of both states.

Midlands Electricity plc. (MEB) serves 2.2 million customers in central England in an area covering more than 13,000 sq. km (8,000 sq. miles). MEB owns and operates an infrastructure of 64,000 kilometers (approximately 40,000 miles), 66% of it underground. Company annual sales exceed 25 billion kilowatt hours of electricity, with an emphasis toward continuous improvement of efficiency and reliability.

GPU GasNet encompasses 1,105 miles (1778 kilometers) of gas transmission pipeline and consists of two separate networks, the Principal System and the Western System. Both Systems supply all of the natural gas consumed in the Australian state of Victoria, including the state's capital - Melbourne. GPU GasNet's transmission network serves gas utility providers, serving approximately 1.3 million residential consumers and nearly 40,000 industrial and commercial customers. GPU GasNet represents GPU's first major investment in a gas transmission company.

GPU Emdersa owns three electric distribution companies - Edesa, Edelar and Edesal, located in northwest Argentina. The three companies serve approximately 350,000 customers throughout a service territory of approximately 124,000 square miles (320,000 square kilometers). The service provinces of the three companies represent 4% of Argentina's gross domestic product. Collectively the three companies are experiencing an electricity demand growth rate of 6% per year.

GPU International (GPUI) is a global generation company that acquires, develops and manages electric generation businesses. The GPUI portfolio is comprised of assets with long-term contracts for the output of its generation. The company has 22 plants, in production or development, with a capacity of nearly 7,000 MW, located in Bolivia, Colombia, Pakistan, Philippines, Turkey, United Kingdom and the United States. GPUI also provides operation and maintenance services to new and existing generation facilities, and it pursues an aggressive strategy of process improvement to provide cost-effective energy supplies to its customers.

GPU Service provides strategic leadership and corporate governance for the corporation.
Strategic Initiatives, under the umbrella of GPU Service, identifies, evaluates and initiates new business opportunities for GPU through the introduction of new business, joint ventures, and acquisitions in unregulated business sectors. Strategic Initiatives is an important link to efficiency and growth for GPU. In corporate governance, the Service group supports the financial, investor relations, accounting, communications, legal and other corporate services for GPU, Inc. and system companies.

GPU Advanced Resources, a non-regulated subsidiary of GPU, was formed to provide energy and related services to retail customers. The mission of GPU/AR is to work within deregulated environments to produce significant savings for energy choice customers without compromising service.

GPU Telcom: GPU Telcom Services is a Telecommunications Infrastructure Development and Management Company. GPU Telcom leverages its specialized and unique knowledge of utility infrastructure in combination with telecommunications needs to create new and significant value to the telecommunications industry.

GPU Solar was formed in 1997 to pursue the rapidly growing market for grid-connected solar electric power systems. Its mission is to offer solar electric solutions for the solar electric power markets. While the company continues its joint venture with AstroPower to market commercial and residential grid-connected roof-top systems through AstroPower West, GPU Solar is focusing on developing 50 kW to 200 kW power plants.


                        Management Talking Points
                         FirstEnergy/GPU Merger

- I'm pleased to be here to share some exciting news, especially now that we can provide you with some information that addresses the rumors you've been hearing.

- Now that we have a final agreement and the process is public, I can tell you that we intend to acquire Morristown, New Jersey-based GPU, Inc., a move that will make FirstEnergy the nation's sixth largest electric utility holding company, based on customers served.

- FirstEnergy will remain headquartered in Akron, and Pete Burg will serve as vice chairman and remain CEO. Fred Hafer, 59, GPU's chairman, president and CEO, will serve as chairman until his retirement at age 62.

- Our combination will add GPU Energy to the FirstEnergy family of companies, doubling our customer base to 4.3 million and greatly expanding our service area to a 37,200-square-mile area spanning Ohio, New Jersey and Pennsylvania. Combined, our contiguous transmission and distribution systems will have 103 transmission interconnections with 14 electric systems.

- And, by adding GPU's mechanical contracting and construction subsidiary, our Facilities Services Group will become the nation's fourth largest facilities services enterprise with approximately $1 billion in annual revenues and 3,900 employees

- This is a great strategic move for FirstEnergy, offering tremendous growth opportunities in the 13-state region we've targeted for growth that would be difficult to attain on our own.

- As a larger, stronger enterprise, we'll be better equipped to meet the competitive and business challenges we face in the rapidly changing energy industry.

- We'll need the help of talented employees to provide the high-quality energy and related services it will take to succeed in our expanded marketplace. That means improved career opportunities and added responsibilities for more of our employees than would have been possible otherwise.

- The merger must be approved by shareholders of both companies and by various regulatory bodies. We hope to complete the merger by mid-2001. Until then, FirstEnergy and GPU will operate independently.

- To help answer employee questions, we're distributing a special edition of Employee Update tomorrow morning, and we'll also post information on our internal Web site.

- In addition, members of senior management will be conducting company-wide employee meetings to discuss how the merger and our transition plan support our corporate strategy.

- As most of you know from previous experiences, we have a great deal of work ahead of us. But with your hard work and continued support, we'll get the job done.

-  Now, I'll open it up to questions.

                       Fred D. Hafer

         Chairman, President and Chief Executive Officer
                           GPU, Inc.


Fred D. Hafer is chairman, president and chief executive officer of GPU, Inc., a registered electric utility holding company headquartered in Morristown, NJ.

GPU has three domestic utility subsidiaries--Jersey Central Power and Light Company, Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec)--that operate the largest electric transmission and distribution system across Pennsylvania and New Jersey under the trade name of GPU Energy.

In 1996 Mr. Hafer was elected president and COO of GPU, Inc., and in
1997 he was elected chairman, president and CEO.   Preceding these
appointments, he held the positions of president for Met-Ed/Penelec and Met-Ed, being named to those offices in 1994 and 1986, respectively. Under Mr. Hafer's leadership, the companies were combined as part of GPU's restructuring and its transformation into a strategically focused infrastructure business.

A native of West Reading, PA, Mr. Hafer joined the GPU system in 1962 as an engineering trainee. His extraordinary progression through the company then ensued, and by 1970 he was named treasurer. In 1977 he was appointed vice president of rate case management for GPU Service, Inc. In that capacity he directed all federal and state regulatory activities for Met-Ed, Penelec and Jersey Central Power & Light.

In addition to serving as chairman of GPU's board, Mr. Hafer presently serves on the boards of the U.S. Chamber of Commerce, the New Jersey State Chamber of Commerce, the Pennsylvania Chamber of Commerce, the Association of Edison Illuminating Companies, the Edison Electric Institute and the New Jersey Utilities Association. He is also a director, previously serving as board chairman, of both the Pennsylvania Electric Association and the Manufacturers Association of Berks County.

He also serves on numerous community boards including the Reading
Hospital and Medical Center and is a trustee for the Caron Foundation and the Berks Talkline. Mr. Hafer is past chairman of Drug-Free
Pennsylvania, Inc. and has authored a publication entitled The Growing Cost of Doing Nothing, which concludes that ignoring chemical dependency in the workplace is far more expensive than managing it.

Mr. Hafer and his wife Martha have three sons.




                 FirstEnergy Announces Merger
          Forming Nation's Sixth Largest Electric System


     A new chapter begins for our Company with the announcement that we have entered into a merger agreement under which FirstEnergy will acquire all the outstanding shares of Morristown, NJ-based GPU, Inc.'s common stock. FirstEnergy will remain headquartered in Akron. Chairman and CEO Pete Burg will serve as vice chairman and remain CEO after the merger. He will also head a merger implementation team that will soon be formed. Fred D. Hafer, 59, chairman, president and CEO of GPU will serve as chairman until his retirement at age 62. The Board of Directors will be made up of 10 members from FirstEnergy's Board and 6 members from GPU's.

     Joining our companies will enable us to realize our strategic vision of being the premier energy and related services provider in the 13-state region of the northeastern quadrant of the nation. Our combination will also add GPU Energy, which serves electric customers in Pennsylvania and New Jersey, to the FirstEnergy family of companies.

     The merger, which we hope to complete by mid-2001, will form a larger, stronger enterprise with greater resources to enhance our value to shareholders, provide our customers with better service at competitive prices, continue our strong tradition of community support, and provide employees with improved long-term career opportunities.

     FirstEnergy will become the sixth largest investor-owned electric system in the nation, based on customers served. We will serve 4.3 million customers within 37,200 square miles of Ohio, Pennsylvania and New Jersey - from the Indiana border to the East Coast. Our combined service area's economic vitality, along with the efficiencies and savings from joining our operations, will benefit our customers and communities now and in the future. After completion of the merger, our increased size and scope should enable us to better meet the competitive and business challenges we will face.

     Additional information is being distributed today in a special edition of Employee Update. Employee meetings will also be held soon to help answer your questions, and information updates will be available on the Company internal Web site. An employee information line has also been set up. You can reach it by calling ext. 3773 in the General Office, or 330-384-3773. The most frequently asked questions will be included in future editions of Employee Update.

Communications Department
August 8, 2000





Employee Q & A

Q:  Why was the merger proposed?
A: Our combination will add near-term and long-term value to shareholders and customers, and improved career opportunities for employees, that wouldn't otherwise be possible. It's a strong strategic fit - helping us achieve our vision of being the premier energy and related services provider in our 13-state region of the northeastern quadrant of the nation; joining our contiguous transmission and distribution networks; and doubling our customer base, which will provide a natural market for our electricity, natural gas, facilities services and telecommunications resources. And, with the earnings growth and cost reductions we expect from our combination, the merger will help us better meet the competitive and business challenges our Company will face in the future.

Q:  How will employees benefit from the merger?
A: FirstEnergy will need talented employees to provide customers with high-quality electric service and other related services at competitive prices and to enhance the value of our shareholders' investments. Over the long term, that means improved career opportunities and added responsibilities for more employees than would have been possible if our companies remained separate.

Q:  How will the merger benefit shareholders?
A: Shareholders will benefit from owning a larger company with more resources to meet the challenges of a changing electric utility industry. The merger is expected to be accretive to earnings and cash flow immediately upon its completion, and will enhance earnings growth potential. The merger should also enhance the long-term value of their investment because it will better enable the companies to reduce costs, lower debt, maximize operating efficiencies, and increase sales in their contiguous service areas.

Q:  Will shareholders vote on the merger?
A: Yes. The merger will require, among other things, a positive vote representing a majority of each of FirstEnergy's and GPU's shares of common stock. FirstEnergy has 228.6 million shares of common stock outstanding and GPU has 122.9 million. The companies' articles of incorporation determine the approval requirements. We expect to begin soliciting proxies before the end of the year. Employees who own stock through their 401(k) plans will also have the opportunity to vote on the merger.

Q:  Which company is acquiring the other?
A: This transaction is a merger of the two companies that provides for FirstEnergy to acquire GPU's common stock.

Q:  How will the merger affect dividends?
A: Until the merger has been completed, FirstEnergy shareholders will continue to receive an annual dividend of $1.50 per share, and GPU shareholders will continue to receive an annual dividend of $2.18 per share. After the merger, the Board of Directors will determine the dividend, but it is expected that initially it will be the same as FirstEnergy's current annual dividend of $1.50 per share. The companies understand the importance of providing shareholders with consistent dividend payments and long-term growth in the value of their investment.

Q:  Will Three Mile Island be a liability for FirstEnergy in the future?
A: GPU sold Unit 1 of the Three Mile Island nuclear plant to AmeriGen Energy Company in December 1999. Decommissioning for Unit 2, which is owned by GPU, has been fully funded and provided for in advance of the transaction with FirstEnergy. This unit is permanently shut down and defueled. It is expected to be decommissioned when its license expires in 2014.

Q:  What is the value of the merger?
A: Based on the closing prices of the companies' common stock on August 4, the merger has an equity value of $8.5 billion.

Q:  Will the merger produce any savings?
A: The companies expect the merger to produce savings by eliminating duplicative activities, improved operating efficiencies, improved generation efficiency and the combination of our work forces. Our review of such savings has not been finalized.

Q:  Who will run FirstEnergy after completion of the transaction?
A: Pete Burg, our chairman and CEO, will become vice chairman and remain CEO. Fred D Hafer, 59, GPU's chairman, president and CEO, will become chairman until his retirement at age 62. Pete also will head up the merger integration team. No other officers or employees have been named.

Q:  How will the new company be structured?
A: In addition to our subsidiaries, FirstEnergy will own GPU Energy, which serves electricity customers in Pennsylvania and New Jersey. FirstEnergy will remain headquartered in Akron, and some corporate functions may remain in New Jersey. The electric utility operating companies' principal offices will remain at their current locations.

Q:  Will each electric utility operating company keep its own work force?
A: Yes. The electric utility operating companies and their employees will continue to provide service to customers.

Q:  What is GPU Energy?
A: GPU Energy is the named used for GPU, Inc.'s electric utility operating companies in Pennsylvania and New Jersey - Metropolitan Edison Co. (Met-Ed), Pennsylvania Electric Co. (Penelec), and Jersey Central Power and Light (JCP&L) in New Jersey.

Q:  How will this affect labor agreements?
A:  All employee contracts, including labor agreements, will be honored.

Q:  How many customers and employees do the companies have?
A: FirstEnergy has approximately 2.2 million electric utility customers and about 9,800 utility employees and a total of 13,300 employees; GPU has 2.1 million electric customers and approximately 4,900 utility employees in the U.S., as well as 2.7 million customers and 4,700 employees, primarily in the United Kingdom, Argentina and Australia.

Q: What happens to 401(k) plans, incentive compensation plans, pension plans and other benefits?
A: Current benefits and compensation plans will remain in place. A merger integration team will review compensation programs to ensure that our benefits going forward are commensurate with those needed to attract and keep the best employees in a company as large as FirstEnergy will be.

Q:  How will the merger affect career opportunities for employees?
A: Employees of the existing companies will benefit from working for a larger organization with more resources for success. Providing customers with high-quality electric and other energy-related services at competitive prices will take talented employees who will be given the opportunity to advance and take on additional responsibilities.

Q:  How long will it take to complete the merger?
A:  We expect that the merger can be completed by mid-2001.

Q:  How will the companies operate during this period?
A: Until the merger is complete, the companies will operate independently. A merger integration team with representatives from both companies will be established soon to evaluate how best to organize and operate following the merger and to identify opportunities that may be available before the merger is completed.

Q:  How will FirstEnergy's Board of Directors be structured?
A: After completing the merger, the Board of Directors of FirstEnergy will be made up of 10 members from FirstEnergy's Board and 6 members from GPU's.

Q:  What regulatory approvals are needed to complete the transaction?
A: The merger is conditioned, among other things, upon the approval of each company's shareholders and various regulatory agencies, including the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, the Federal Communications Commission and the Securities and Exchange Commission, as well as any approvals in Ohio, Pennsylvania and New Jersey that may be needed to complete the merger. The companies are hopeful that the merger will be completed by mid-2001.


Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FirstEnergy Corp. and GPU, Inc. are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in FirstEnergy's and GPU's filings with the SEC, including risks and uncertainties relating to: failure to obtain expected synergies from the merger, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy market prices, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to FirstEnergy's and GPU's most recent reports filed with the SEC.

Additional Information and Where to Find It

In connection with the proposed merger, FirstEnergy Corp. and GPU, Inc. will file a joint proxy statement / prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by FirstEnergy and GPU with the SEC at the

(more)
SEC's Web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of FirstEnergy's filings may be obtained by directing a request to FirstEnergy Corp., Investor Services, 76 S. Main St., Akron, Ohio 44308-1890, Telephone: 1-800-736-3402. Free copies of GPU filings may be obtained by directing a request to GPU, Inc., 310 Madison Avenue, Morristown, New Jersey 07962, Telephone: 1-973-401-8204.

FirstEnergy, its directors, certain executive officers, and certain other employees (Thomas M. Welsh, manager of Communications, and Kurt E. Turosky, manager of Investor Relations) may be deemed under the rules of the SEC to be "participants in the solicitation" of proxies from the security holders of FirstEnergy in favor of the merger. FirstEnergy's directors, and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of FirstEnergy common stock. Security holders of FirstEnergy may obtain additional information regarding the interests of the "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger when it becomes available.

GPU, its directors (Theodore H. Black, Fred D. Hafer (Chairman; CEO and President), Thomas B. Hagen, Henry F. Henderson, Jr., John M. Pietruski, Catherine A. Rein, Bryan S. Townsend, Carlisle A.H. Trost, Kenneth L. Wolfe and Patricia K. Woolf), certain executive officers (Ira H. Jolles (Senior Vice President and General Counsel), Bruce L. Levy (Senior Vice President and CFO) and Carole B. Snyder (Executive Vice President Corporate Affairs)) and certain other employees (Jeff Dennard (Director of Corporate Communications), Joanne Barbieri (Manager of Investor Relations) and Ned Raynolds (Manager of Financial Communications)) may be deemed under rules of the SEC to be "participants in the solicitation" of proxies from the security holders of GPU in favor of the merger.
GPU's directors, and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of GPU common stock. Security holders of GPU may obtain additional information regarding the interests of "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger when it becomes available.


www.firstenergycorp.com
www.GPU.com